

Betterware®

Q1 2021

Earnings Release

BETTERWARE REPORTS FIRST QUARTER RESULTS: NET SALES INCREASE 205%, EBITDA GROWTH OF 287% AND NET INCOME GROWTH OF 339%

Guadalajara, Jalisco, Mexico, May 6, 2021. - Betterware de Mexico S.A.B. de C.V. ("Betterware" or the "Company"), announced today its consolidated financial results for the first quarter 2021. The figures presented in this report are expressed in nominal Mexican Pesos (Ps.) unless otherwise noted, presented and approved by the Board of Directors, prepared in accordance with IFRS and may include minor differences due to rounding.

Luis G. Campos, Executive Chairman of the Board, stated, "We began the year strongly, reporting outstanding first quarter results reflecting the power of our business model that has led to predictable, dependable and consistent growth for nearly two-decades. The first quarter was highlighted by triple-digit increases in revenue, EBITDA and Net income; robust cash flow and significant accomplishments toward our strategy. We attribute our ongoing strength to the advantages of our business model, the disciplined execution and successful implementation of our commercial strategies, our technological expertise combined with compelling product innovation. Our first quarter revenue increase was driven by our organic core business with our core organic sales expected to lead our performance for the next several years. We continue to elevate and expand our business to leverage our strengths and maximize our long term potential. To this end, the first quarter saw our largest marketing campaign, the launch of a new web platform that seamlessly and efficiently allows consumers to purchase our products online, acceleration in revenue and margin in our pilot expansion to Guatemala and the acquisition of 60% of GurúComm, a Mobile Virtual Network Operator and Software Developer – giving us the ability to expand our reach to mobile product and service sales longer term. We remain excited about our business prospects as we enter the second quarter and expect our positive performance to continue in fiscal 2021 and beyond. Overall, we expect our strategy to allow Betterware to eventually become a preeminent leader in solutions for the home."

Luis G. Campos

Executive Chairman of the Board

Quarterly results

Net revenues

Net revenues increased 205% to Ps. 2,901.7M from Ps. 952.6M in 1Q20. This increase was driven by a 158% increase in distributors and a 161% increase in associates fueling an increase in volume of 229%, from 16.6M units to 54.6M units in 1Q21.

1Q21 had 13 weeks, compared to 13 weeks of 1Q20.

Contributing to the triple digit sales growth was the successful implementation of the Company's commercial strategies and technological advancements that have been developed over five years. As a result, the Company not only introduced successful innovation but also was able to serve its distribution network seamlessly in a work-from-home environment.

Gross margin

Gross margin increased 1.4 pp to 57.5% in Q121 from 56.1% in Q120. The increase is attributed mainly to a +256bps benefit as a result of the depreciation of MXN/USD exchange rate by the end of March 2020, partially offset by -113bps headwind due to an increase in sea freight due to the shortage of shipping containers in China.

EBITDA

For the first quarter, Betterware's EBITDA increased 287% Year-on-Year to Ps. 923.1M, compared to Ps. 238.4M in 1Q20 and EBITDA margin expanded 6.8 pp to 31.8% due to the increase in operational leverage, which led to a reduction of total expenses as a percentage of net revenue, from 32.0% in 1Q20 to 26.2% in 1Q21.

Net Income

The net income for 1Q21 increased 339% to Ps. 638.5M, relative to Ps. 145.5M in 1Q20. Reported net income includes non-cash income of Ps. 132.8M related to the unrealized gain in mark-to-market valuation of financial derivative instruments, which do not affect the Company´s cash flows or operating income. Adjusted net income increased 578% and excludes the non-cash income related to the unrealized gain in mark-to-market valuation of financial derivative instruments.

The increase in net income was due to the growth in net revenue, the increase in operational leverage and the positive impact of unrealized gain in mark-to-market valuation of financial derivative instruments.

Earnings per share increased 273% to Ps. 17.45, relative to earnings per share of 1Q20.

Significant changes within the Balance Sheet

The Company's financial position remained strong during the first quarter, and included a reduction in its leverage ratio, from 0.2x in 1Q20 to 0.01x in 1Q21.

Cash and equivalents increased Ps. 287.6M, from Ps. 277.8M in 1Q20 to Ps. 565.4M in 1Q21, primarily due to the cash received from sales.

Accounts receivable days were 27, equal to the prior year.

Accounts payable to suppliers increased Ps. 1,416.2M, from Ps. 681.2M in 1Q20 to Ps. 2,097.4M in 1Q21 due to additional purchases in order to support the strong triple digit increase in net revenues. Inventory growth reflected the Company's proactive investment to support significant revenue growth, as well as unusually low inventory levels in the prior year due too: (i) unexpected acceleration of growth at the beginning of the Covid pandemic and (ii) the timing of Chinese New Year in 2020. The Company noted that it remains pleased with the level and composition of its inventory, which supports its expected growth.

The company's cash conversion cycle remained extremely strong at -27 days in 1Q21.

Our Growth Expectations for 2021

Betterware has a proven track record of performance and a clear and executable growth plan, which includes expansion in current geographies and categories, as well as the addition of new markets and product extensions all supported by a robust infrastructure deeply rooted in business intelligence. The Company is reiterating its guidance of Net Revenue for fiscal year 2021 in a range of Ps. 10,100M and Ps. 11,100 million and EBITDA guidance for fiscal year 2021 in a range between Ps. 3,000M and Ps. 3,300M, which implies an EBITDA margin of approximately 29.7%. After a strong start to 1Q21, the Company believes it is positioned to achieve results closer to the high end of its annual guidance range for both net revenue and EBITDA. Capex for 2021 is expected to be Ps. 460M, which includes additional equipment for our new campus, technology and other investments. The new campus and extraordinary technology investments will represent approximately 81% of CAPEX in 2021, which is down from 92% in 2020 and 88% in 2019.

Board of Directors Proposes Quarterly Cash Dividend

As previously announced, and in recognition of the Company's ability to generate strong cash flow after investment, its Board of Directors has proposed to pay a Ps. 1,400M dividend to shareholders, to be paid to investors in four instalments of Ps. 350M per quarter. The second quarterly dividend is subject to approval at the next Ordinary General Shareholders' Meeting to be held on May 12, 2021.

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Financial Position
As of March 2021, and March 2020
(In Thousands of Mexican Pesos)

	Mar 2021	Mar 2020
Assets		
Cash and cash equivalents	565,408	277,858
Trade accounts receivable, net	1,044,800	337,004
Accounts receivable from related parties	-	1,010
Inventories	1,229,628	319,423
Prepaid expenses	202,533	37,915
Derivative financial instruments	-	65,501
Other assets	121,981	26,565
Total current assets	3,164,350	1,065,276
Property, plant and equipment, net	968,460	243,503
Right of use assets, net	22,871	21,305
Deferred income tax	17,605	5,082
Investment in subsidiaries	28,786	-
Intangible assets, net	304,287	307,088
Goodwill	365,813	348,441
Other assets	5,714	3,688
Total non-current assets	1,713,536	929,107
Total assets	4,877,886	1,994,383
Liabilities and Stockholders' Equity		
Borrowings	104,582	125,921
Accounts payable to suppliers	2,097,493	681,215
Accrued expenses	240,358	81,367
Provisions	166,032	54,404
Income tax payable	167,009	37,431
Value added tax payable	64,996	41,496
Trade accounts payable to related parties	39,893	-
Statutory employee profit sharing	10,744	6,364
Lease liability	6,288	16,985
Warrants	-	55,810
Derivative financial instruments	166,689	3,142
Total current liabilities	3,064,084	1,104,135
Employee benefits	1,694	1,189
Derivative financial instruments	20,820	23,789
Deferred income tax	56,959	78,501
Lease liability	16,266	4,989
Borrowings	498,146	322,568
Total non-current liabilities	593,885	431,036
Total Liabilities	3,657,969	1,535,171
Stockholders' Equity		
Capital stock	270,398	220,981
Retained earnings	949,519	238,231
Total Stockholders' Equity	1,219,917	459,212
Total Liabilities and Stockholders' Equity	4,877,886	1,994,383

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Profit or Loss and Other Comprehensive Income
For the three-months ended March 2021 and March 2020
(In Thousands of Mexican Pesos)

	Q1 2021	Q1 2020	Δ%
Net revenue	2,901,661	952,685	204.6%
Cost of sales	1,233,280	418,069	195.0%
Gross profit	1,668,381	534,616	212.1%
Administrative expenses	298,734	129,612	130.5%
Selling expenses	295,329	135,095	118.6%
Distribution expenses	166,364	40,473	311.0%
Total expenses	760,427	305,180	149.2%
Operating income	907,954	229,436	295.7%
Interest expense	(15,144)	(40,399)	(62.5%)
Interest income	3,389	2,710	25.1%
Unrealized gain in valuation of financial derivative instruments	132,785	70,879	87.3%
Share of results of subsidiaries	265	-	100.0%
Foreign exchange loss, net	(103,823)	(51,837)	100.3%
Financing cost, net	17,472	(18,647)	(193.7%)
Income before income taxes	925,426	210,789	339.0%
Income taxes	286,882	65,289	339.4%
Net income	638,544	145,500	338.9%

EBITDA breakdown (Ps. $923 million)			
Concept	Q1 2021	Q1 2020	Δ%
Net income	638,544	145,500	338.9%
(+) Income taxes	286,882	65,289	339.4%
(+) Financing cost, net	(17,472)	18,647	(193.7%)
(+) Depreciation and amortization	15,142	8,970	68.8%
EBITDA	923,096	238,406	287.2%
EBITDA margin	31.8%	25.0%	6.8%

Betterware de México, S.A.B. de C.V.
Consolidated Statements of Cash Flows
For the three months ended March 2021 and March 2020
(In Thousands of Mexican Pesos)

	Q1 2021	Q1 2020
Cash flows from operating activities:		
Profit for the period	638,544	145,500
Adjustments for:		
Income tax expense recognized in profit of the period	286,882	65,289
Depreciation and amortization of non-current assets	15,142	8,970
Interest income recognized in profit or loss	(3,389)	(2,710)
Interest expense recognized in profit or loss	15,144	40,399
Unrealized gain in valuation of financial derivative instruments	(132,785)	(70,879)
Share-based payment expense	14,514	-
Movements in working capital:		
Trade accounts receivable	(286,994)	(89,917)
Trade accounts receivable from related parties	-	(400)
Inventory, net	44,398	26,131
Prepaid expenses and other assets	(99,536)	18,961
Accounts payable to suppliers and accrued expenses	149,456	178,778
Provisions	15,024	7,715
Value added tax payable	38,293	11,197
Trade accounts payable to related parties	22,521	-
Statutory employee profit sharing	3,390	1,358
Income taxes paid	(210,128)	(62,567)
Employee benefits	16	(441)
Net cash from operating activities	510,492	277,384
Cash flows from investing activities:		
Investment in subsidiaries	(28,786)	-
Payments of fixed and intangible assets	(186,558)	(39,998)
Proceeds from disposal of fixed assets	11,168	-
Interest received	3,389	1,402
Net cash from investing activities	(200,787)	(38,596)
Cash flows from financing activities:		
Repayment of borrowings	(47,200)	(300,000)
Proceeds from borrowings	20,000	74,000
Interest paid	(15,093)	(43,623)
Lease payment	(1,824)	-
Cash received for issuance of shares	-	164,996
Dividends paid	(350,000)	(70,000)
Net cash from financing activities	(394,117)	(174,627)
Net (decrease) increase in cash and cash equivalents	(84,412)	64,161
Cash and cash equivalents at the beginning of the period	649,820	213,697
Cash and cash equivalents at the end of the period	565,408	277,858

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as "believe," "may," "will", "estimate", "continue", "anticipate", "intend", "expect", "should", "would", "plan", "predict", "potential", "seem", "seek," "future," "outlook", and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The reader should understand that the results obtained may differ from the projections contained in this document, as past results in no way offer any guarantee of future performance. For this reason, the Company assumes no responsibility for any indirect factors or elements beyond its control that might occur inside Mexico or abroad and which might affect the outcome of these projections.

Q1 2021 Conference Call

Management will hold a conference call with investors on May 7th, 2021 at 8:00 am Central Standard Time (CST)/ 9:00am Eastern Time (EST). For anyone who wishes to join live, the dial-in information is:

Toll Free: 1-877-451-6152
Toll/International: 1-201-389-0879
Conference ID: 13718873

If you wish to listen to the replay of the conference call, please see instructions below:

Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13718873